

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2024

Larry Lei Wu
Chief Executive Officer
GigaCloud Technology Inc
Unit A, 12/F, Shun Ho Tower
24-30 Ice House Street
Central, Hong Kong

> **Re: GigaCloud Technology Inc**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 001-41454**

Dear Larry Lei Wu:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services